Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

July 29, 2020

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Intrado GlobeNewswire on July 29, 2020. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On July 29, 2020 Cameco announced its plan to restart operations at the Cigar Lake uranium mine in northern Saskatchewan in September, subject to certain conditions.

Item 5 – Full Description of Material Change

On July 29, 2020 Cameco announced its plan to restart the Cigar Lake mine at the beginning of September (the “Cigar Lake Restart”), providing it is safe to do so. The Cigar Lake Restart will be subject to Cameco’s ability to establish safe and stable operating protocols among other factors, including availability of the necessary workforce and an assessment of how the COVID-19 pandemic is affecting northern Saskatchewan. With the uncertainty remaining about Cameco’s ability to restart and continue operating the Cigar Lake mine, the delays and deferrals of project work and therefore the resulting production rate in 2020 and 2021, Cameco believes the current plan represents an appropriate balance of the commercial considerations affecting its decision. Should the Cigar Lake Restart occur as planned and maintain continued operations, Cameco is targeting its share of 2020 production to be up to 5.3 million pounds in total, and will not be able to make up the lost production.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

July 29, 2020

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s July 29, 2020 news release under the heading “Caution about Forward-Looking Information” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.

Qualified Person

The above scientific and technical information related to the Cigar Lake operation was approved by Lloyd Rowson, general manager, Cigar Lake operation, who is a qualified person for the purpose of National Instrument 43-101.